Exhibit 99.3

FILED BY SEDAR

July 23, 2007

Northern Orion Resources Inc.

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

The Manitoba Securities Commission

Autorite des Marches Financiers

Office of the Administrator, New Brunswick

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Prince Edward Island

Yukon Registrar of Securities

Northwest Territories Registrar of Securities

Nunavut Registrar of Securities

Dear Sirs/Mesdames:

Re:          Northern Orion Resources Inc. (the “Company”)

This letter is being filed as the consent of G. Ross MacFarlane, P.Eng., former Senior Associate Metallurgical Engineer of Watts, Griffis & McOuat Limited to being named in the notice and information circular dated July 20, 2007 (the “Circular”) of the Company and to the inclusion of reference to the following reports (the “Reports”) and of extracts from or a summary of the Reports in the written disclosure contained in the Circular by way of the incorporation by reference therein of the Annual Information Form of Yamana Gold Inc. for the year ended December 31, 2006 (the “AIF”):

“A Technical Review of the Fazenda Brasileiro Gold Mine and Adjacent Exploration Property in Bahia State, Brazil for Santa Elina Mines Corporation” dated July 4, 2003.

“A Preliminary Feasibility Study of the Santa Elina Gold Project Composed of the São Francisco, São Vicente and Fazenda Nova/Lavrinha Properties in Brazil for Santa Elina Mines Corporation” dated July 4, 2003.

I hereby confirm that I have read the written disclosure of the Reports and extracts from or a summary of the Reports contained in the Circular by way of the incorporation by reference of the AIF and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Reports or, within my knowledge, as a result of the services performed by me in connection with the Reports.

Sincerely,

“Ross MacFarlane”

Ross MacFarlane, P.Eng.